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June 10, 1998

Board of Directors
Plenum Publishing Corporation
233 Spring Street
New York, NY 10013

Dear Sirs:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.10 per share ("Common Stock"), of Plenum Publishing Corporation, a Delaware corporation (the "Company"), of the consideration to be received by such holders pursuant to the Agreement and Plan of the Merger dated as of June 10, 1998 (the "Agreement"), among the Company, Kluwer Boston, Inc., a Massachusetts corporation ("Parent"), and PPC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"). In accordance with the Agreement, (i) Parent will cause Sub to make a tender offer (the "Offer") to purchase all the outstanding shares of Common Stock at a purchase price of $73.50 per share, net to the seller in cash (the "Cash Consideration") and (ii) thereafter Sub will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company continuing as the surviving corporation. In the Merger, shareholders of the Company will receive the Cash Consideration.

    In arriving at our opinion, we have reviewed the Agreement. We have also reviewed certain publicly available business and financial information relating to the Company, as well as certain other information, including financial forecasts, provided to us by the Company. We have discussed the past and current operations and financial condition and prospects of the Company with its senior management. We have also considered such other information, financial studies, analyses, investigations, and financial, economic, market and trading criteria which we deemed relevant.

    We have assumed and relied on the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information or for any independent evaluation or appraisal of the assets of the Company. With respect to the financial forecasts of the Company, management of the Company has informed us that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management, and we express no opinion with respect to such forecasts or the assumptions on which they are based.

    Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to effect the Transaction, and we express no view on the effect on the Company of the Transaction. Our opinion does not constitute a recommendation to the Company's holders of Common Stock as to whether they should tender their shares in the Offer or as to how such holders should vote with respect to the Merger.

    As you are aware, Salomon Brothers Inc and Smith Barney Inc. doing business as Salomon Smith Barney (collectively with all other entities doing business as Salomon Smith Barney, "Salomon Smith Barney") are acting as financial advisors to the Board of Directors of the Company in connection with the Transaction and will receive a fee for their services, portions of which will be paid following
(i) the execution of the Agreement and (ii) the delivery of this opinion and the remainder of which is contingent upon consummation of the Offer. In the ordinary course of business, Salomon Smith Barney and its affiliates may hold or actively trade the securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon Smith Barney and its affiliates have previously rendered certain investment banking and financial advisory services to the Company for which Salomon Smith Barney has received customary compensation. Salomon Smith Barney and its current and future affiliates (including Travelers Group Inc.) may have other business relationships with the Company and its affiliates.
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    Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Cash Consideration is fair, from a financial point of view, to the holders of Common Stock.

Very truly yours,

SALOMON SMITH BARNEY